May 15, 2026

Andreas Michalopoulos
Chief Executive Officer
Performance Shipping Inc.
373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece

        Re: Performance Shipping Inc.
            Registration Statement on Form F-3
            Filed May 4, 2026
            File No. 333-295541
Dear Andreas Michalopoulos:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Will Vogel